UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Changes in Petrobras and BR Distribuidora Administration

—

Rio de Janeiro, March 18, 2019—Petróleo Brasileiro S.A.—Petrobras informs that its CEO Roberto Castello Branco appointed Ms. Andrea Marques de Almeida as Chief Financial and Investor Relations Officer of the company and Mr. Rafael Salvador Grisolia as CEO of Petrobras Distribuidora (BR).

The nomination of the new Officer shall be subject to the internal corporate governance procedures, including the compliance and integrity analysis necessary for the company’s succession process, and referred to the Appointments, Remuneration and Succession Committee and subsequent deliberation of the Board of Directors, in attention to the provisions of arts. 30, V and 36, § 1, II of the Company’s Bylaws.

Rafael Grisolia will remain in his current position at Petrobras until his successor takes office.

The current president of BR Ivan de Sá will resume his career at Petrobras, where he worked for 30 years, occupying several executive functions.

Andrea Almeida holds a degree in production engineering from Universidade Federal do Rio de Janeiro – UFRJ, with an MBA in Finance from IBMEC-RJ and an MBA in management from Universidade de São Paulo – USP, as well as management courses from Wharton School and Sloan School of Management – MIT. Has been working at Vale for 25 years with extensive experience in Corporate Finance, Global Treasury and Risk Management.

From 2010 to 2014 served as leader of the risk management function. From 2015 to 2018 served as Chief Financial Officer at Vale in Toronto and is currently the Head of Global Treasury.

Throughout her career led relevant operations, including: bond operations, working capital operations, export and commodity prepayments, bilateral loans and with multilateral agencies guarantee, gold and cobalt stream operations, as well as developing relationship with the main rating agencies.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer